

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2010

By U.S. mail and facsimile to (415) 398-1905

Mr. H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111

      RE: URS Corporation
              Form 10-K for the year ended January 1, 2010
              File No. 1-07567

Dear Mr. Hicks:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Terence O'Brien
                     Branch Chief